March 21, 2018

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Derby, Staff Attorney Kathleen Collins, Accounting Branch Chief Rebekah Lindsey, Staff Accountant

Re:	Zuora, Inc. Registration Statement on Form S-1 File No. 333-223722

Ladies and Gentlemen:

On behalf of Zuora, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-223722) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY ZUORA, INC.

ZUORA-01

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2018

The Company advises the Staff that on March 19, 2018, representatives of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, the lead underwriters of the Company’s proposed initial public offering (the “Offering”) and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary estimated price range of between $[***] and $[***] per share for the Offering (the “Preliminary Price Range”). The Preliminary Price Range and the share and per share numbers in this supplemental letter reflect a [***]-to-1 reverse stock split that the Company intends to effect in connection with the Offering, which will be reflected in the filing of a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the bona fide offering price range will be no more than 20%, with the split-adjusted maximum price being greater than $10.00 per share.

We supplementally advise the Staff that, as described on pages 96 to 97 of the Registration Statement, the Company’s Board of Directors (the “Board”) has considered a variety of factors in determining the fair value of the Company’s common stock (the “Common Stock”) for purposes of granting stock options, restricted stock units (“RSUs”), and restricted stock to date, including independent third-party valuations and the status of the Company’s progress towards the Offering. With respect to stock options, in each case, the Board granted such stock options with an exercise price which was equal to its determination of the fair market value of the Common Stock on the date of grant, which was based in part on independent third-party valuations. For the awards of stock options, RSUs, and restricted stock for the fiscal year ended January 31, 2018, the Company has described the fluctuations, including the factors that contributed to those fluctuations, in the fair values between such awards in its response letter to the Staff dated January 31, 2018 (the “Response Letter”). Following the date of the Response Letter, and in connection with the preparation of the Company’s consolidated financial statements for the fiscal year ended January 31, 2018, the Company adjusted the fair value for financial reporting purposes for the grants of stock options, RSUs, and restricted stock made during the fiscal year ended January 31, 2018 following July 2017 using a straight-calculation as follows:

CONFIDENTIAL TREATMENT REQUESTED BY ZUORA, INC.

ZUORA-02

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2018

Stock Options:

Month of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Board Approved Common Stock Fair Value Per Share	Common Stock Fair Value Per Share For Accounting Purposes		Valuation Date
July 19, 2017	125,000	$5.16	$5.16	$5.42		June 1, 2017
August 10, 2017	1,128,871	$5.16	$5.16	$5.54		June 1, 2017
August 28, 2017	94,997	$5.16	$5.16	$5.64		June 1, 2017
October 9, 2017	836,607	$5.16	$5.16	$5.88		June 1, 2017
December 7, 2017	334,359	$6.00	$6.00	$7.20	*	October 31, 2017
December 20, 2017	236,449	$6.00	$6.00	$7.62	*	October 31, 2017
December 27, 2017	690,000	$6.00	$6.00	$7.85	*	October 31, 2017
January 8, 2018	99,999	$6.00	$6.00	$8.23	*	October 31, 2017

*	Reflects amount based on re-assessment following January 31, 2018, as described below. Prior to such re-assessment following January 31, 2018, the common stock fair value per share for financial reporting purposes was $6.80, $7.08, $7.22, and $7.48 for the grants made on December 7, 2017, December 20, 2017, December 27, 2017, and January 8, 2018, respectively.

RSUs:

Month of Grant	Number of Shares Subject to RSUs Granted	Board Approved Common Stock Fair Value Per Share	Common Stock Fair Value Per Share For Accounting Purposes
August 10, 2017	856,296	$5.16	$5.54

CONFIDENTIAL TREATMENT REQUESTED BY ZUORA, INC.

ZUORA-03

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2018

Restricted Stock Awards:

Month of Grant	Number of Shares of Restricted Stock Granted	Board Approved Common Stock Fair Value Per Share	Common Stock Fair Value Per Share For Accounting Purposes
October 9, 2017	579,903	$5.16	$5.88

The Company did so because it determined that use of a straight-line calculation provided the most appropriate result for the valuation of its Common Stock on the interim grant dates between the date of valuations because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in the fair value of its Common Stock.

Prior to March 19, 2018, the Company had not held specific discussions with the underwriters regarding the possible price range for the Offering. The Preliminary Price Range reflects the estimated public offering price range of the shares to be sold in the public markets, which shares will be registered and freely tradable and will not be subject to a lock-up or market stand-off agreement, in contrast with substantially all of the Company’s outstanding capital stock issued prior to Offering. Thus, the Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful Offering with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company.

Following January 31, 2018, the Company granted options to purchase 3,549,762 shares of Common Stock on March 8, 2018 with an exercise price of $7.94 per share, which was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm (the “January 2018 Valuation Report”). The January 2018 Valuation Report used for the March 2018 stock option grants concluded that the fair value of the Common Stock as of January 31, 2018 was $7.94 per share. Due to the Company’s expectation of an Offering in April 2018, the January 2018 Valuation Report utilized the Probability-Weighted Expected Return Method (“PWERM”). The PWERM incorporated an initial public offering (“IPO”) scenario, which was weighted at 75%, a merger or sale (“M&A”) scenario, which was weighted at 15%, as well as a scenario where the Company does not sell shares through an IPO or M&A (the “Stay Private”)

CONFIDENTIAL TREATMENT REQUESTED BY ZUORA, INC.

ZUORA-04

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2018

scenario, which was weighted at 10%. The January 2018 Valuation Report applied a lack of marketability discount to the IPO scenario of 6%, the M&A scenario of 6%, and the Stay Private scenario of 18%. Absent the lack of marketability discount, the fair value of the Common Stock would have been $8.48, or approximately [***]% below the low-end of the Preliminary Price Range and [***]% below the mid-point of the Preliminary Price Range. Due to the proximity of the March 2018 stock option grants to the receipt of the Preliminary Price Range, for financial reporting purposes, the Company has applied a straight-line calculation from $6.00, the fair value of the Common Stock based in part on the independent third-party valuation report used for the December 2017 and January 2018 stock option grants (the “October 2017 Valuation Report”), to the mid-point of the Preliminary Price Range. The end date of the straight calculation was March 19, 2018, the date that the underwriters recommended the Preliminary Price Range. Using the straight-line calculation, the Company intends to use a fair value of $10.14 per share for the stock options granted in March 2018, which is approximately [***]% above the low-end of the Preliminary Price Range and [***]% below the mid-point of the Preliminary Price Range. However, the Company will monitor the Offering when it ultimately determines the fair value for financial reporting purposes when it prepares its financial statements for the three months ended April 30, 2018 and determine whether further adjustment is appropriate. The Company believes that use of a straight-line calculation between the fair value of the Common Stock based in part on the October 2017 Valuation Report and the mid-point of the Preliminary Price Range for the March 2018 grants is also reasonable because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in the fair value of its Common Stock. The Company intends to add disclosure in the subsequent events note to its consolidated financial statements to give an estimate of the grant date fair value of the March 2018 grants.

In addition, following receipt of the Preliminary Price Range, the Company determined to further re-assess the fair value per share for accounting purposes for the stock options granted in December 2017 and January 2018 using a straight-line calculation from $6.00, the fair value of the Common Stock based in part on the October 2017 Valuation Report, to the mid-point of the Preliminary Price Range, instead of to the amount reflected in the January 2018 Valuation Report. The end date of the straight calculation was March 19, 2018, the date that the underwriters recommended the Preliminary Price Range. Using the straight-line calculation, the Company intends to use a fair value of $7.20, $7.62, $7.85, and $8.23 per share for the stock options granted on December 7, 2017, December 20, 2017, December 27, 2017, and January 8, 2018, respectively, which is approximately [***]%, [***]%, [***]%, and [***]% below the low-end of the Preliminary Price Range and [***]%, [***]%, [***]%, and [***]% below the mid-point of the Preliminary Price Range. The Company will recognize the additional stock-based compensation expense associated with the re-assessment in its financial statements for the three months ended April 30, 2018. Moreover, the Company will monitor the Offering and determine whether further adjustment is appropriate with respect to the December 2017 and January 2018 stock option grants.

CONFIDENTIAL TREATMENT REQUESTED BY ZUORA, INC.

ZUORA-05

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2018

The Company submits that the primary reason for the difference between the fair value per share used for the stock options granted in December 2017, January 2018, and March 2018 and the mid-point of the Preliminary Price Range are: (i) the Preliminary Price Range assumes that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations; (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; (iii) the differences in comparable companies in the technology markets discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations; (iv) the time value of money taking into account the expected timing of the Offering and potential delays in that timing; (v) the possibility that the actual offering price could be lower than the Preliminary Price Range; and (vi) the 180-day lock-up to which the shares underlying stock options will be subject after the Offering.

As such, taking into account all of the above, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including the December 2017, January 2018, and March 2018 stock option grants.

CONFIDENTIAL TREATMENT REQUESTED BY ZUORA, INC.

ZUORA-06

Securities and Exchange Commission

Division of Corporation Finance

March 21, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Tien Tzuo, Chairman and Chief Executive Officer

Tyler Sloat, Chief Financial Officer

Jennifer Pileggi, General Counsel

Zuora, Inc.

Gordon K. Davidson

Ran D. Ben-Tzur

Fenwick & West LLP

Robert G. Day

Andrew D. Hoffman

Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY ZUORA, INC.

ZUORA-07